November 23, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0510

Attention:	Mr. John Cash, Accounting Branch Chief
Division of Corporation Finance

NewMarket Corporation

Form 10-Q for the period ended September 30, 2011

File No. 1-32190

Dear Mr. Cash:

We are writing in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 15, 2011, with respect to the above-referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Form 10-Q for the period ended September 30, 2011

Note 8. Contractual Commitments and Contingencies, page 15

1.	We note that the recent legal settlement was recorded net of related expenses. Please tell us, and revise in future filings to disclose, your accounting policy for legal costs.

Response

It is the Company’s accounting policy to expense costs associated with legal matters in the period incurred.

In future reports, we will include this disclosure in the Litigation section of the Contractual Commitments and Contingencies footnote.

Note 12. Consolidating Financial Information, page 25

2.	Please confirm to us, and clarify in future quarterly filings, that the guarantees are “full and unconditional” as required by Rule 3-10 of Regulation S-X.

Securities and Exchange Commission

November 23, 2011

Response

The guarantees by the Guarantor Subsidiaries of the Company’s 7.125% senior notes are not “full and unconditional”, as the senior notes include a provision which allows for a Guarantor Subsidiary to be released of any obligation under the subsidiary guarantee under certain conditions. All of these conditions included in the senior notes are detailed as customary circumstances in 2510.5 of the Financial Reporting Manual of the Division of Corporation Finance.

Based on the Company’s understanding of 2510.5, the Company continues to utilize Rule 3-10 of Regulation S-X to present condensed consolidating financial information for the Parent Company, Guarantor Subsidiaries, and Non-Guarantor Subsidiaries.

3.	Please identify and quantify for us the specific cash inflows and outflows that comprise the reported operating cash flows of the “Parent” during each interim period. It is unclear to us how the “Parent” generated positive operating cash flows during each interim period given the absence of any revenue transactions. If positive operating cash flows of the “Parent” relate to changes in inter-company amounts, please explain to us how and why you believe classifying those amounts in operating cash flows is appropriate.

Response

The cash flows that are generating the positive “Parent” operating cash flows during each interim period are primarily due to changes in inter-company receivables and payables. These cash flows totaled a positive $59,970 thousand for the nine months ended September 30, 2011 and $91,198 thousand for the nine months ended September 30, 2010.

These cash flows were classified as operating cash flows as they are not evidenced by a loan agreement, do not represent borrowing or dividends, and do not generate interest – thus precluding classification as a financing activity. They are cash moving between the “Parent” and the subsidiaries related to and funding operations.

4.	If material amounts of cash are held in foreign jurisdictions, please revise your liquidity disclosures in MD&A in future filings to quantify the amount of cash held in foreign jurisdictions as of each balance sheet date and to discuss any potential tax implications if those funds are required to be transferred to the US.

Response

The company will revise our future filings to quantify the amount of cash held in foreign jurisdictions as of each balance sheet date and will discuss any potential tax implications if those funds are required to be transferred to the U.S.

Securities and Exchange Commission

November 23, 2011

Had the Company included this disclosure in the third quarter 2011 Form 10-Q, it would have read:

“Our cash and cash equivalents held by our foreign subsidiaries amounted to approximately $50.7 million at September 30, 2011 and $43.0 million at December 31, 2010. A significant amount, but not all, of these foreign cash balances are associated with earnings that we have asserted are indefinitely reinvested. We plan to use these indefinitely reinvested earnings to support growth outside of the United States through funding of operating expenses, research and development expenses, capital expenditures, and other cash needs of our foreign subsidiaries. Periodically, we repatriate cash from our foreign subsidiaries to the United States through intercompany dividends. These intercompany dividends are paid only by subsidiaries whose earnings we have not asserted are indefinitely reinvested or whose earnings qualify as previously taxed income, as defined by the Internal Revenue Code. If circumstances were to change that would cause these indefinitely reinvested earnings to be repatriated, an incremental U.S. tax liability would be incurred. As part of foreign subsidiary repatriation activities, we received cash intercompany dividends of $28.3 million for the nine months ended September 30, 2011 and $43.0 million for the nine months ended September 30, 2010. No intercompany dividends were received from foreign subsidiaries during the third quarter periods for either 2011 or 2010.”

* * * * * * *

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-5055 or, in my absence, Wayne Drinkwater at (804) 788-5538.

Very truly yours,

By:	s/ David A. Fiorenza
David A. Fiorenza
Vice President and Chief Financial Officer

cc:	Thomas E. Gottwald
M. Rudolph West
Wayne C. Drinkwater